UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 0-55139

LION COPPER & GOLD CORP.
(Translation of registrant's name into English)

1100-1199 West Hastings Street
Vancouver, BC V6E 3T5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

Exhibit	Description

99.1	Condensed Interim Consolidated Financial Statements for the period ended June 30, 2022
99.2	Management's Discussion and Analysis for the period ended June 30, 2022
99.3	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate - CEO
99.4	Form 52-109FV2 Certification of Interim Filings Venture Issuer Basic Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LION COPPER & GOLD CORP.
(Registrant)

Date: August 29, 2022	By:	/s/ Stephen Goodman
Stephen Goodman

	Title:	Chief Financial Officer